Exhibit 99.1

NOTICE TO SHAREHOLDERS

For the Three Months Ended March 31, 2016

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

Auditors' involvement

The auditors of POET Technologies Inc. have not performed a review of these condensed unaudited consolidated financial statements for the three months ended March 31, 2016 and March 31, 2015.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		Audited
(Expressed in US Dollars)	March 31,	December 31,
	2016	2015

Assets
Current
Cash and cash equivalents	$14,729,382	$14,409,996
Prepaids and other current assets (Note 17)	542,784	150,923
Non current assets held for sale (Note 18)	35,000	-

	15,307,166	14,560,919
Property and equipment (Note 4)	936,277	947,107
Patents and licenses (Note 5)	415,882	426,813

	$16,659,325	$15,934,839

Liabilities

Current
Accounts payable and accrued liabilities (Note 6)	$338,928	$515,421

Shareholders' Equity

Share capital (Note 7(b))	83,902,352	81,027,171
Warrants (Note 8)	203,765	2,013,747
Contributed surplus (Note 9)	27,762,752	25,618,159
Accumulated other comprehensive loss	(1,718,847)	(2,388,987)
Deficit	(93,829,625)	(90,850,672)

	16,320,397	15,419,418

	$16,659,325	$15,934,839

Commitments and contingencies (Note 11)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

Three Months Ended March 31,	2016	2015

Costs and expenses
General and administration (Note 16)	$2,249,483	$1,435,235
Research and development (Note 16)	669,819	664,604
Impairment loss (Notes 2 and 18)	63,522	-
Loss on disposal of property and equipment (Note 4)	16,931	-
Investment income, including interest	(20,802)	(14,471)

Net loss	(2,978,953)	(2,085,368)

Deficit, beginning of period	(90,850,672)	(78,780,502)
Net loss	(2,978,953)	(2,085,368)

Deficit, end of period	$(93,829,625)	$(80,865,870)

Basic and diluted loss per share (Note 10)	$(0.01)	$(0.01)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in US Dollars)

Three Months Ended March 31,	2016	2015

Net loss	$(2,978,953)	$(2,085,368)

Other comprehensive loss - net of income taxes
Exchange differences on translating foreign operations	670,140	(804,302)

Comprehensive loss	$(2,308,813)	$(2,889,670)

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in US Dollars)

For the Three Months Ended March 31,	2016	2015
Share Capital
Beginning balance	$81,027,171	$61,688,953
Funds from the exercise of warrants and compensation warrants	1,748,777	5,735,974
Fair value of warrants and compensation warrants exercised	699,207	2,495,074
Funds from the exercise of stock options	201,964	82,995
Fair value assigned to stock options exercised	225,233	85,056

March 31,	83,902,352	70,088,052

Warrants
Beginning balance	2,013,747	6,458,659
Fair value of warrants and compensation warrants exercised	(699,207)	(2,495,074)
Fair value of expired warrants	(1,110,775)	-

March 31,	203,765	3,963,585

Contributed Surplus
Beginning balance	25,618,159	23,616,664
Stock-based compensation	1,259,051	593,898
Fair value of stock options exercised	(225,233)	(85,056)
Fair value of expired warrants	1,110,775	-

March 31,	27,762,752	24,125,506

Accumulated Other Comprehensive Income
Beginning balance	(2,388,987)	(584,552)
Other comprehensive loss attributable to common shareholders - translation adjustment	670,140	(804,302)

March 31,	(1,718,847)	(1,388,854)

Deficit
Beginning balance	(90,850,672)	(78,780,502)
Net loss	(2,978,953)	(2,085,368)

March 31,	(93,829,625)	(80,865,870)

Total shareholders' equity	$16,320,397	$15,922,419

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Three Months Ended March 31,	2016	2015

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(2,978,953)	$(2,085,368)
Adjustments for:
Depreciation of property and equipment (Note 4)	76,914	67,743
Amortization of patents and licenses (Note 5)	10,931	6,985
Loss on disposition of property and equipment (Note 4)	16,931	-
Impairment of non-current asset held for sale (Notes 2 and 18)	63,522	-
Stock-based compensation (Note 9)	1,259,051	593,898

	(1,551,604)	(1,416,742)
Net change in non-cash working capital accounts:
Prepaid and other current assets	(490,383)	76,326
Accounts payable and accrued liabilities	(176,493)	(70,084)

Cash flows from operating activities	(2,218,480)	(1,410,500)

INVESTING ACTIVITIES
Proceeds from the disposal of property and equipment (Note 4)	2,195	-
Purchase of property and equipment (Note 4)	(85,210)	(20,913)
Purchase of patents and licenses (Note 5)	-	(20,438)

Cash flow from investing activities	(83,015)	(41,351)

FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs	1,950,741	5,818,969

Cash flow from financing activities	1,950,741	5,818,969

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	670,140	(804,302)

NET CHANGE IN CASH AND CASH EQUIVALENTS	319,386	3,562,816
CASH AND CASH EQUIVALENTS, beginning of period	14,409,996	11,287,864

CASH AND CASH EQUIVALENTS, end of period	$14,729,382	$14,850,680

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. (and its subsidiaries ODIS Inc. ("ODIS") and Opel Solar Inc., both operating in the US, collectively, the "Company") is the developer of the planar opto-electronic technology (“POET”) platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die. The Company's head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These condensed unaudited consolidated financial statements of the Company were approved by the Board of Directors of the Company on April 30, 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2015.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These condensed unaudited consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars ("USD"), which is the Company's presentation currency.

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company's financial instruments include cash and cash equivalents, accounts payable and accrued liabilities. The Company designated its cash and cash equivalents as fair value through profit or loss and its accounts payable and accrued liabilities as other financial liabilities.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology that refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit ("CGU") to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

The Company reported an impairment loss of $63,522 (note 18) during the period. The Company did not record an impairment loss in 2015.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Interest income

Interest income on cash and cash equivalents classified as fair value through profit or loss is recognized as earned using the effective interest method.

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all reseach costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. The Company has not met the the criteria set out in IAS 38, therefore no deferral has been recognized.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The IASB issued IFRS 15, which is effective for annual periods beginning on or after January 1, 2017. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time and over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

4.	PROPERTY AND EQUIPMENT

	Construction in	Leashold	Machinery and	Office
	progress	improvements	equipment	equipment	Total

Cost
Balance, January 1, 2015	$3,152	$-	$1,273,922	$56,406	$1,333,480
Additions	7,024	5,896	126,181	25,285	164,386
Reclassification/	(10,176)	10,176	-	-	-

Balance, December 31, 2015	-	16,072	1,400,103	81,691	1,497,866
Additions (disposals) (1)	-	(16,072)	183,732	(11,734)	155,926
Reclassification/impairment (2)	-	-	(98,522)	-	(98,522)

Balance,March 31, 2016	-	-	1,485,313	69,957	1,555,270

Accumulated Depreciation
Balance, January 1, 2015	-	-	265,008	9,612	274,620
Depreciation for the year	-	3,104	258,190	14,845	276,139

Balance, December 31, 2015	-	3,104	523,198	24,457	550,759
Depreciation for the period	-	-	73,733	3,181	76,914
Disposals (1)	-	(3,104)	-	(5,576)	(8,680)

Balance, March 31, 2016	-	-	596,931	22,062	618,993

Carrying Amounts
At December 31, 2015	$-	$12,968	$876,905	$57,234	$947,107

At March 31, 2016	$-	$-	$888,382	$47,895	$936,277

(1)	During the period, the Compnay reduced its operations in Toronto. The Company disposed of some of its property and equipment for proceeds of $2,195 and recorded a loss on the disposal of property and equipment of $16,931. The Company also added $183,732 of new equipment, however, only $85,210 was purchased during the period. $98,522 was purchased in 2015 but was classifed as a prepaid deposit as it was not placed in use at December 31, 2015.

(2)	$35,000 was reclassified to non-current assets held for sale and $63,522 was recorded as an impairment loss on the consolidated statements of operations and deficit.

5.	PATENTS AND LICENSES

Cost
Balance, January 1, 2015	$327,435
Additions	209,814

Balance, December 31, 2015 and March 31, 2016	537,249

Accumulated Depreciation
Balance, January 1, 2015	66,714
Amortization	43,722

Balance, December 31, 2015	110,436
Amortization	10,931

Balance, March 31, 2016	121,367

Carrying Amounts
At December 31, 2015	$426,813

At March 31, 2016	$415,882

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2016	2015

Trade payable	$210,117	$337,564
Payroll related liabilities	92,802	104,788
Accrued liabilities	36,009	73,069

	$338,928	$515,421

7.	SHARE CAPITAL

(a) AUTHORIZED

    Unlimited number of common shares

    One special voting share

(b) COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2015	166,578,084	$61,688,953
Shares issued on the exercise of stock options	8,106,300	2,703,436
Fair value of stock options exercised	-	2,816,625
Shares issued on the exercise of warrants and compensation warrants	22,413,431	9,373,245
Fair value of warrants and compensation warrants exercised	-	4,444,912

Balance, December 31, 2015	197,097,815	81,027,171
Shares issued on the exercise of stock options	628,000	201,964
Fair value of stock options exercised	-	225,233
Shares issued on the exercise of warrants and compensation warrants	2,686,947	1,748,777
Fair value of warrants exercised	-	699,207

Balance, March 31, 2016	200,412,762	$83,902,352

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise	Number of	Historical
	Price	Warrants	Fair value

Balance, January 1, 2015	$0.61	30,782,664	$6,458,659
Warrants and compensation warrants exercised	0.42	(22,413,431)	(4,444,912)

Balance, December 31, 2015	0.79	8,369,233	2,013,747
Warrants and compensation warrants exercised	0.65	(2,686,947)	(699,207)
Expired	0.91	(4,566,235)	(1,110,775)

Balance, March 31, 2016	$0.22	1,116,051	$203,765

As at March 31, 2016 the following warrants were outstanding:

	Historical
	Number	Historical	Exercise
	of Warrants	Fair Value ($)	Price ($)	Expiry Date

Compensation warrants	38,040	6,659	0.22	June 22, 2016
Compensation warrants	8,000	1,325	0.22	July 31, 2016
Compensation warrants	33,111	5,998	0.22	September 7, 2016
Compensation warrants	536,900	98,681	0.22	September 13, 2016
Compensation warrants	500,000	91,102	0.22	September 27, 2016

	1,116,051	203,765	0.22

These warrants were issued in Canadian dollars and are exercisable at a price of $0.23 CAD.

9.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 12, 2015, shareholders of the Company approved amendments to the Company's fixed 20% stock option plan (as amended, referred to as the "2015 Plan"). Under the 2015 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2015 Plan provides that the number of common shares issuable pursuant to options granted under the 2015 Plan and pursuant to other previously granted options is limited to 36,326,000 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2015 Plan which grants discretion to the Board of Directors.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Weighted average
	Number of	Exercise
	Options	Price

Balance, January 1, 2015	24,237,800	$0.61
Expired/cancelled	(1,068,000)	1.13
Exercised	(8,106,300)	0.43
Granted	11,655,000	1.19

Balance, December 31, 2015	26,718,500	0.89
Expired/cancelled	(65,000)	1.14
Exercised	(628,000)	0.36
Granted	300,000	0.74

Balance, March 31, 2016	26,325,500	$0.90

During the period, the Company granted 300,000 (2015 - 500,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $0.74 (2015 - $1.31) per share.

During the period, the Company recorded stock-based compensation of $1,259,051 (2015 - $593,898) relating to stock options that vested during the period.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2016	2015

Weighted average exercise price	$0.74	$1.31
Weighted average risk-free interest rate	1.29%	0.78%
Weighted average dividend yield	0%	0%
Weighted average volatility	105.7%	103.7%
Weighted average estimated life	10 years	5 years

Share price on the various grant dates were:

First grant	$0.75	$1.31
Second grant	0.74	-

The underlying expected volatility was determined by reference to the Company's historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at March 31, 2016 are as follows:

Options Outstanding			Options Exercisable

			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price
$0.11 - $0.25	2,860,000	$0.23	1.78	2,860,000	$0.23
$0.28 - $0.31	532,500	$0.28	1.67	532,500	$0.28
$0.34 - $0.37	60,000	$0.33	4.38	60,000	$0.33
$0.38 - $0.86	6,596,000	$0.46	2.12	6,496,000	$0.46
$0.87 - $1.64	16,277,000	$1.21	4.07	5,405,000	$1.10
	26,325,500	$0.90	3.29	15,403,500	$0.64

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount

Balance, January 1, 2015	$23,616,664
Stock-based compensation	4,818,120
Fair value of stock options exercised	(2,816,625)

Balance, December 31, 2015	25,618,159
Stock-based compensation	1,259,051
Fair value of stock options exercised	(225,233)
Fair value of expired warrants	1,110,775

Balance, March 31, 2016	$27,762,752

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	LOSS PER SHARE

	Three Months Ended
	March 31,
	2016	2015

Numerator
Net loss	$(2,978,953)	$(2,085,368)

Denominator
Weighted average number of
common shares outstanding	199,133,270	173,443,620
Weighted average number of common
shares outstanding - diluted	199,133,270	173,443,620

Basic and diluted loss per share	$(0.01)	$(0.01)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2016 and 2015 is not reflected as they are anti-dilutive.

11.	COMMITMENTS AND CONTINGENCIES

The Company has an operating lease for development operations expiring January 31, 2017. The lease commitment for the Company's head office and one operating facility expired on March 31, 2016.

Rent expense under these leases was $67,063 for the three months ended March 31, 2016 (2015 - $36,442).

Remaining minimum annual rental payments to the lease expiration date is as follows:

January 31, 2017	$90,490

12.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended
	March 31,
	2016	2015

Salaries	$554,290	$372,174
Share-based payments (1)	908,463	502,371

Total	$1,462,753	$874,545

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the year as calculated using the Black-Scholes model.

The Company paid or accrued $27,337 in fees and disbursements for the three months ended March 31, 2016 (2015 - $23,802) to a law firm, of which a director is counsel, for legal services rendered to the Company.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	SEGMENT INFORMATION

The Company and its subsidiary operates in a single segment; the design of semi-conductor products for military and industrial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company's operating segment is below:

ODIS Inc. (“ODIS”)

Odis is the developer of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

On a consolidated basis, the Company operates geographically in the United States and Canada. Geographical information is as follows:

	2016

As of March 31,	US	Canada	Consolidated
Current assets	$6,501,111	$8,771,055	$15,272,166
Non current assets held for sale	35,000	-	35,000
Property and equipment	932,739	3,538	936,277
Patents and licenses	415,882	-	415,882

Total Assets	$7,884,732	$8,774,593	$16,659,325

	US	Canada	Consolidated
For the three months ended March 31,
General and administration	$1,843,363	$406,120	$2,249,483
Research and development	669,819	-	669,819
Impairment loss	63,522	-	63,522
Loss on disposal of property and equipment	-	16,931	16,931
Investment income	-	(20,802)	(20,802)

Net Loss	$2,576,704	$402,249	$2,978,953

	2015

As of March 31,	US	Canada	Consolidated
Current assets	$4,964,912	$10,052,943	$15,017,855
Property and equipment	990,025	22,005	1,012,030
Patents and licenses	274,174	-	274,174

Total Assets	$6,229,111	$10,074,948	$16,304,059

	US	Canada	Consolidated
For the three months ended March 31,
General and administration	$907,137	$528,098	$1,435,235
Research and development	664,604	-	664,604
Other income	-	(14,471)	(14,471)

Net Loss	$1,571,741	$513,627	$2,085,368

Note: Certain prior period amounts have been reclassified to conform with the current year's presentation.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, non current assets held for sale and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	March 31,	December 31,
	2016	2015

Fair value through profit or loss, measured at fair value:
Cash	$14,729,382	$14,409,996
Available-for-sale, measured at fair value:
Non current assets held for sale	35,000	-
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(338,928)	(515,421)

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents were determined using level 1 inputs.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian dollar. A 10% change in the Canadian dollar would increase or decrease other comprehensive loss by $867,136.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are considered sufficient to fund operating and investing activities beyond 2016.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive income and deficit) and cash. The components of capital on March 31, 2016 were:

Cash and cash equivalents	$14,729,382
Shareholders' equity	$111,868,869

The Company's objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis. There were no changes in the Company’s approach to capital management during the year.

16.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended
	March 31,
	2016	2015

Wages and benefits	$259,202	$327,760
Subcontract fees	220,528	185,389
Stock-based compensation	139,350	100,002
Supplies	50,739	51,453

	$669,819	$664,604

General and administrative costs can be analysed as follows:

Stock-based compensation	$1,119,701	$493,896
Wages and benefits	483,169	198,965
General expenses	185,069	319,574
Management and consulting fees	157,805	180,614
Professional fees	140,200	122,716
Depreciation and amortization	87,844	74,728
Rent	75,695	44,742

	$2,249,483	$1,435,235

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	PREPAIDS AND OTHER CURRENT ASSETS

During the period, the Company made an advance payment of $500,000 under a Development Services Agreement ("DSA") to Denselight Semiconductors Pte Ltd. ("DLS"), a Singapore Company, to perform testing and characterization, reliability testing, design system enablement and packaging. Under the terms of the agreement, if the scope of the work is not performed over the term of the agreement, the Company will have a claim against certain assets of the DSL. The agreement expires on May 1, 2017.

The following table reflects the details of prepaids and other current assets:

	March 31,	December 31,
	2016	2015

Adance payment on development services	$500,000	$-
Prepaid rent and other	42,784	52,401
Equipment deposit	-	98,522

	$542,784	$150,923

18.	NON CURRENT ASSET HELD FOR SALE

During the period, the Company reclassified $98,522 from prepaids and other current assets to property and equipment. This equipment was purchased during 2015 and delivered in December 2015 but was not placed in use. During the period management determined that the equipment would not be used to generate future cash flows and committed to a plan to dispose of the equipment by June 30, 2016.

Management used a market approach to determine the equipment's fair value less cost of sell. Key assumptions included the cost of similar assets, the impact of customization and unique use. The fair value less cost to sell was determined to be $35,000 which is greater than its value in use. The Company recorded an impairment loss of $63,522 on the equipment and reclassified $35,000 from property and equipment to non current assets held for sale. The Company expects the sell the equipment within the next 90 days.

19.	SUBSEQUENT EVENTS

On April 28, 2016, the Company signed a definitive agreement (the "Agreement") to acquire all the shares of DenseLight Semiconductors Pte. Ltd. (“DenseLight”), a private designer, manufacturer and provider of photonic sensing and optical light source products. Upon completion of this transaction which is subject to applicable regulatory reviews and approvals, including approval of the TSX Venture Exchange, the Company will own 100% of DenseLight and its global photonics business and assets, including fabrication facility, intellectual property and technologies.

The Company is executing this acquisition via a combination of stock and cash. The US$10,500,000 purchase price for the issued and outstanding shares of DenseLight will be executed through the issuance of common stock of the Company representing US$10,500,000 at a deemed price of the USD equivalent of CDN$1.00 per share. The number of shares to be issued will be affected by the USD/CAD exchange rate on the day prior to closing as determined by the bank of Canada.

The Company has also committed to issuing shares representing US$1,000,000 to the DenseLight shareholders in the event that DenseLight meets or exceeds a pre-determined revenue target during calendar 2016.

All salaries, fees or debts of any kind owing by DenseLight to management shareholders and accrued or incurred prior to 2016, and past due obligations owed to current and past DenseLight employees, will be surrendered and cancelled at the Closing. In return, it is anticipated that, on an operational basis, the current and past employees will receive shares of the Company and cash on a settled basis. The sum total of common shares issued to cover debt will be the equivalent of about S$2,537,368 in addition to approximately S$1,689,353 in cash to be paid over a 9 month period.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

The issuance of the Company's shares must be in compliance with all United States and Canada Federal and State or Provincial securities laws and regulations, and the rules of the TSX Venture Exchange. The shares will be restricted and subject to resale restrictions as established by the TSX Venture Exchange and U.S. Securities laws, including shares issued to non-management shareholders of DenseLight in satisfaction of outstanding indebtedness. All management shareholders of DenseLight shall agree not to sell, transfer, pledge or otherwise dispose of the POET Shares for a period of six months, at which time such shareholders may each sell up to 25% of the shares received by them. Management Shareholders may sell an additional 25% of the shares received by them after twelve months. Thereafter, all management shareholders shall be able to sell the remaining shares after 24 months from Closing. All non-management shareholders of DenseLight shall agree not to sell, transfer, pledge or otherwise dispose of the shares received by them for six months, at which time such shareholders may sell up to 25% of the shares received by them. Thereafter, such non-management shareholders may sell the remaining shares after 12 months from Closing.

DenseLight, a Singapore-based privately held photonics company, designs, manufactures, and delivers leading photonic optical light source products and solutions to the communications, medical, instrumentations, industrial, defense, and security industries. DenseLight processes III-V based optoelectronic devices and photonic integrated circuits through its in-house wafer fabrication and assembly & test facilities. The company is recognized worldwide for its technological innovations in high performance semiconductor infrared super-luminescent light sources and lasers, with a proven track record in deployed applications.